[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 18, 2011

VIA EDGAR AND BY HAND

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Freescale Semiconductor Holdings I, Ltd.
Amendment No. 7 to Registration
Statement on Form S-1 (File No. 333-172188)

Dear Ms. Ravitz:

On behalf of Freescale Semiconductor Holdings I, Ltd., a Bermuda exempted limited liability company (the “Company”), enclosed please find a copy of Amendment No. 7 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 6 to the Registration Statement filed with the Commission on May 9, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 17, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Amanda Ravitz

Securities and Exchange Commission

May 18, 2011

Improved Capital Structure, page 3

1.	As a result of your revisions, the summary section no longer contains any discussion of the amendment to the senior credit facilities that will take effect upon completion of this offering nor mention of the potential acceleration of significant debt to September 1, 2014. It is unclear how your deletions are responsive to our prior comment 1. Therefore, we request that you restore the deleted information and reissue the prior comment.

The Company has revised the disclosure on page 3 to add back a description of the amendment to the senior credit facilities, including a full and complete description of the acceleration provision thereunder, and to provide a cross reference to a summary of the calculation of the leverage ratio set forth in the senior credit facilities, which summary is included on page 72.

Use of Proceeds, page 36

2.	We note your response to prior comment 7. We also note your continued disclosure that the actual series and amount of the notes to be repaid as well as the timing and method of repayment are uncertain. It remains unclear whether you have identified alternative uses for the offering proceeds if they are not used as currently set forth in this section. Please clarify. Refer to Instruction 7 of item 504 of Regulation S-K.

The Company has revised the disclosure on page 37 to clarify that the Company will use the net proceeds only for the stated purposes and that there are no alternative uses for such net proceeds.

Principal Shareholders, page 150

3.	Please update your disclosure as of the most recent date practicable. For example, we note that the beneficial ownership of your shares is presented as of April 18, 2011 and your employees and properties are presented as of April 1, 2011.

The Company has revised the disclosure on pages 7, 8, 33, 43, 110, 152, 153, 158, 163 and 176 in response to the Staff’s Comment.

Shareholders Agreement, page 157

4.	Please disclose the circumstances under which the board committee may deem the removal of an observer to be appropriate.

The Company has revised the disclosure on page 159 in response to the Staff’s Comment.

Tax Considerations, page 175

5.	Please revise this section to clarify that the discussion of Bermuda and United States tax consequences is the opinion of your counsel, Skadden Arps.

Amanda Ravitz

Securities and Exchange Commission

May 18, 2011

The Company has revised the disclosure on page 177 in response to the Staff’s Comment to reflect that the discussion of Bermuda and United States tax consequences are the opinions of Conyers Dill & Pearman Limited (“Conyers”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), respectively. The forms of opinions of Skadden and Conyers have been filed as Exhibits 8.1 and 8.2, respectively.

Underwriting, page 180

6.	We note your response to prior comment 13. We also note that Solebury Capital LLC is not an underwriter. Please tell us why you believe it is appropriate to disclose your arrangements with Solebury Capital in the Underwriting section, rather than elsewhere in the prospectus.

The Company has revised the disclosure on pages 183 and 188 to relocate the disclosure related to its arrangements with Solebury Capital LLC to a new section titled “Advisory Matters.”

7.	Please tell us whether the underwriters’ fees to be disclosed in the final prospectus will include or exclude the amounts payable to Solebury. We may have further comment after we receive your response.

The Company advises the Staff that the underwriters’ fees to be disclosed in the final prospectus will not include any amounts payable to Solebury Capital LLC, as it is not acting as an underwriter in the offering. In addition, as discussed with the Staff, the Company has restructured the expense reimbursement to be provided by the underwriters such that the underwriters will reimburse the Company solely for reasonable documented out-of-pocket roadshow and legal expenses related to the offering. The expense reimbursement is separately disclosed in the “Underwriting” section. The Company has revised the disclosure on pages 183 and 188 of the Registration Statement to clarify this revision.

Exhibit 5.1

8.	The opinion continues to assume facts and legal conclusions that inappropriately shift risk from your legal counsel. In this regard, please remove items (c) through (f) from the opinion.

The Company has refiled as Exhibit 5.1 a revised form of opinion of Conyers in response to the Staff’s Comment.

9.	Please remove the word “solely” from the fourth paragraph of the opinion as it would appear to suggest that investors’ ability to rely on the opinion is limited.

The Company has refiled as Exhibit 5.1 a revised form of opinion of Conyers in response to the Staff’s Comment.

10.	Revise paragraph 2 of the opinion to state, if true, that the shares are duly authorized.

Amanda Ravitz

Securities and Exchange Commission

May 18, 2011

The Company has refiled as Exhibit 5.1 a revised form of opinion of Conyers in response to the Staff’s Comment.

Exhibit 8.1

11.	Refer to the last full paragraph on page 2 of the opinion in which you state that, with respect to “definitive legal conclusions”, the discussion in the prospectus is the opinion of counsel. Please remove the word “definitive” which appears to suggest that certain legal conclusions contained in the prospectus are not the opinions of counsel.

The Company has refiled as Exhibit 8.1 a revised form of tax opinion of Skadden in response to the Staff’s Comment.

12.	Please remove the date restriction in the third sentence of the final paragraph.

The Company has refiled as Exhibit 8.1 a revised form of tax opinion of Skadden in response to the Staff’s Comment.

13.	Investors are entitled to rely on the opinion provided by your counsel. Accordingly, please remove the word “solely” from the fourth sentence of the final paragraph of the opinion.

The Company has refiled as Exhibit 8.1 a revised form of tax opinion of Skadden in response to the Staff’s Comment.

14.	Please provide a consent from counsel to the inclusion of its tax opinion in the prospectus.

The Company has refiled as Exhibit 8.1 a revised form of tax opinion of Skadden in response to the Staff’s Comment.

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Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Jonathan Greenberg
Freescale Semiconductor, Inc.
6501 William Cannon Drive West
Austin, TX 78735

Amanda Ravitz

Securities and Exchange Commission

May 18, 2011

Ruairi Regan

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Andrew J. Pitts

Joel F. Herold

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019